Exhibit 99.1

Mercurity Fintech Holding Announces $5 Million Private Placement

SHENZHEN, China, October 19, 2021, (PRNewswire) – Mercurity Fintech Holding Inc. (NASDAQ: MFH) ("Mercurity" or the "Company"), a fintech company powered by blockchain technology and provides services including asset digitization, and cross-border remittance technology support, announced today that it has entered into purchase agreements with investors for aggregate gross proceeds of approximately $5 million to the Company, which will be settled in the form of USDC. Pursuant to the private placements, the Company will issue up to 571,428,570 ordinary shares at a purchase price of $ 0.00875 per ordinary share, and warrants to purchase up to 571,428,570 ordinary shares at agreed prices. The Company's American depositary shares ("ADS") are listed on the Nasdaq Capital Market. Each ADS represents 360 ordinary shares. Mercurity expects to use the net proceeds from the offering for general corporate purposes, including continued investments in purchasing Bitcoin mining hardware, product development, research and development expenses, and working capital.

The private placements are expected to close before the end of October 20, 2021, subject to the satisfaction of customary closing conditions. The investors have agreed to a contractual lock-up restriction of their shares to be acquired in the transaction for 180 days after the closing. The securities issuance is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") in compliance with Regulation S under the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful before the registration or qualification under the securities laws of any such jurisdiction.

About Mercurity Fintech Holding Inc.

Mercurity is a fintech company powered by blockchain technology and engages in digital asset trading, asset digitization, cross-border remittance, and other services. Mercurity aims to offer a trusted platform to help users access broader crypto-economy such as Bitcoin mining, digital currency investment, and trading by providing compliant, professional, and highly efficient services. For additional company information, please visit www.mercurity.com. Mercurity routinely posts important information on its website.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook," “objective” and similar terms. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and which are beyond Mercurity's control, which may cause Mercurity's actual results, performance or achievements to differ materially and in an adverse manner from anticipated results contained or implied in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Mercurity's filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. Mercurity does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Mercurity investor and media Contact:

International Elite Capital Inc.

Vicky Chueng

Telephone: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com